Exhibit 99.1

Bright Scholar Announces Unaudited Financial Results for the Fourth Fiscal Quarter

Fiscal Year 2020 Revenue Up 31.3% and Adjusted EBITDA Up 36.5%

FOSHAN, November 11, 2020 /PRNewswire/—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), a global premier education service company, today announced its unaudited financial results for the fourth fiscal quarter and fiscal year ended August 31, 2020.

Fourth Fiscal Quarter Ended August 31, 2020 Financial Highlights

(in comparison to the same period of the last fiscal year):

RMB in million Except EPS and %	Fourth Fiscal Quarter Ended August 31, 2020	Fourth Fiscal Quarter Ended August 31, 2019	YoY % Change
Revenue	652.1	711.6	(8.4)%
Gross Profit	149.5	212.1	(29.5)%
Gross Margin	22.9%	29.8%	(6.9)%
Operating Loss	(171.9)	(44.4)	286.9%
Operating Margin	(26.4)%	(6.2)%	(20.2)%
Net Loss	(148.6)	(48.1)	208.8%
Net Margin	(22.8)%	(6.8)%	(16.0)%

Adjusted Gross Profit (1)	158.0	221.6	(28.7)%
Adjusted Gross Margin (1)	24.2%	31.1%	(6.9)%
Adjusted Operating Loss (2)	(80.4)	(28.4)	183.4%
Adjusted Operating Margin (2)	(12.3)%	(4.0)%	(8.3)%
Adjusted Net Loss (3)	(59.0)	(34.1)	72.9%
Adjusted Net Margin (3)	(9.1)%	(4.8)%	(4.3)%
Adjusted EBITDA (4)	1.4	4.0	(65.8)%
Adjusted EBITDA Margin (4)	0.2%	0.6%	(0.4)%

Basic and Diluted Loss per Share	(1.29)	(0.43)	200.0%
Adjusted Basic and Diluted Loss per Share (5)	(0.54)	(0.31)	74.2%

Fiscal Year 2020 Ended August 31, 2020 Financial Highlights

(in comparison to the same period of the last fiscal year):

RMB in million Except EPS and %	Fiscal Year 2020 Ended August 31, 2020	Fiscal Year 2019 Ended August 31, 2019	YoY % Change
Revenue	3,366.5	2,563.0	31.3%
Gross Profit	1,221.7	977.0	25.0%
Gross Margin	36.3%	38.1%	(1.8)%
Operating Income	307.7	300.5	2.4%
Operating Margin	9.1%	11.7%	(2.6)%
Net Income	164.2	252.8	(35.0)%
Net Margin	4.9%	9.9%	(5.0)%

Adjusted Gross Profit (1)	1,263.2	1,000.3	26.3%
Adjusted Gross Margin (1)	37.5%	39.0%	(1.5)%
Adjusted Operating Income (2)	420.0	375.5	11.9%
Adjusted Operating Margin (2)	12.5%	14.6%	(2.1)%
Adjusted Net Income (3)	267.7	322.6	(17.0)%
Adjusted Net Margin (3)	8.0%	12.6%	(4.6)%
Adjusted EBITDA (4)	670.8	491.6	36.5%
Adjusted EBITDA Margin (4)	19.9%	19.2%	0.7%

Basic and Diluted Earnings per Share	1.34	1.97	(32.0)%
Adjusted Basic and Diluted Earnings per Share (5)	2.20	2.54	(13.4)%

1.	Adjusted gross profit/(loss) is defined as gross profit/(loss) excluding amortization of intangible assets. Adjusted gross margin is defined as adjusted gross profit/(loss) divided by revenue.
2.

Adjusted operating income/(loss) is defined as operating income/(loss) excluding share-based compensation expense, amortization of intangible assets, impairment loss on operating lease right-of-use assets and impairment loss on goodwill. Adjusted operating margin is defined as adjusted operating income/(loss) divided by revenue.

3.

Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets and impairment loss on goodwill. Adjusted net margin is defined as adjusted net income/(loss) divided by revenue.

4.

Adjusted EBITDA is defined as net income/(loss) excluding interest income/(expense), net; income tax expense/benefit; depreciation and amortization, share-based compensation expense, impairment loss on operating lease right-of-use assets and impairment loss on goodwill. Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue.

5.

Adjusted basic and diluted earnings/(loss) per share is defined as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) to ordinary shareholders excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets and impairment loss on goodwill) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares (each an “ADS”), each representing one Class A ordinary share of the Company, on an as-converted basis.

For more information on these adjusted financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

BUSINESS PERFORMANCE HIGHLIGHTS

(in comparison to the same period of the last fiscal year)

Domestic K-12 Schools

The domestic K-12 schools comprise our international schools, bilingual schools, kindergartens in China.

•                  The average number of students increased by 6.6% for the fourth fiscal quarter and 9.9% for the fiscal year.

•                  Revenue amounted to RMB416.2 million and accounted for 63.9% of the total revenue in the fourth fiscal quarter. For the fiscal year, revenue increased by 4.1% to RMB1,968.3 million and accounted for 58.5% of the total revenue.

•                  For the fourth fiscal quarter, gross margin was 27.5% compared to 31.0% for the same period of the last fiscal year, and operating margin was (10.2%) compared to 7.5% for the same period of the last fiscal year. For the fiscal year, gross margin was 39.2% compared to 39.9% for the last fiscal year, and operating margin was 20.5% as compared to 24.4% for the last fiscal year.

Overseas Schools

The overseas schools comprise our overseas schools including Bournemouth, St. Michael’s, Bosworth and CATS.

•                  Revenue amounted to RMB69.1 million and accounted for 10.6% of the total revenue for the fourth fiscal quarter. For the fiscal year, revenue amounted to RMB835.9 million and accounted for 24.8% of the total revenue for the same period.

•                  For the fourth fiscal quarter, gross margin was (49.3%) and operating margin was (171.0%). For the fiscal year, gross margin was 29.6% and operating margin was (5.4%).

Education Technology

The education technology business comprises online career counselling, online Academic Olympiad training, and online international school.

•                  Revenue amounted to RMB31.6 million and accounted for 4.8% of the total revenue for the fourth fiscal quarter. For the fiscal year, revenue amounted to RMB103.3 million and accounted for 3.1% of the total revenue.

•                  For the fourth fiscal quarter, gross margin was 50.5% and operating margin was 20.5%. For the fiscal year, gross margin was 62.7% and operating margin was 30.2%.

Complementary Education Services

The complementary education services comprise language training, overseas study and counselling, camps and study tours, and others.

•                  Revenue amounted to RMB135.2 million and accounted for 20.7% of the total revenue for the fourth fiscal quarter. For the fiscal year, revenue was RMB459.0 million and accounted for 13.6% of the total revenue.

•                  For the fourth fiscal quarter, gross margin increased from 30.9% to 39.2%, and operating margin increased from 13.6% to 24.9%.  For the fiscal year, gross margin was 30.0% compared to 31.8%, and operating margin was 10.5% compared to 12.0%.

“As with most businesses around the globe, COVID-19 pandemic has had an unprecedented impact on our industry and our Company in the second half of fiscal 2020. Amidst the significant challenges and disruptions particularly in our overseas schools, Bright Scholar still delivered solid revenue growth of 31.3% and a solid growth of 36.5% in adjusted EBITDA for fiscal year of 2020. We have also accelerated digital transformation as we continued to focus on executing our strategic priorities to build a global network of schools, a diverse business portfolio, enhance academic and operational performance, and expand the breadth and depth of our capabilities through investment in education technologies,” said Jerry He, Executive Vice Chairman of Bright Scholar.

“China’s encouraging signs of steady economic recovery from the pandemic and its continuous efforts to minimize the risk of resurgences of the virus provides strong impetus to strengthen our business recovery,” commented by Wanmei Li, Chief Executive Officer of Domestic K-12. “Over 54,000 students have enrolled for the September 2020 school term in our domestic K-12 schools, as of the reporting date. The average number of students increased by 6.6% for the fourth fiscal quarter and 9.9% for the fiscal year compared to the same period in the prior fiscal year. All of our K-12 campuses in China have re-opened with safeguards in all of our facilities to protect our students and staff, including increased frequency of cleaning and disinfecting facilities, social distancing practices and other measures to minimize any potential risks of resurgence. Despite the positive momentum, we stay vigilant of the continued impact and focus on optimizing utilization and profitability from our operations.” Ms. Li continued, “I am pleased to report that Fettes Guangzhou School and kindergarten opened as scheduled in September.”

“Despite the impact from COVID-19, revenue for fiscal year 2020 grew by 9.1% as compared to the prior fiscal year as we seized the opportunity in the summer by launching new products and services to strengthen our market position. The acquisition of Leti Camp will further expand our capability to include adoption of hands-on inquiry-based learning that offers enormous potential and synergy which will expedite the expansion of our camp education service business in the post COVID-19 period,” commented by Zi Chen, Chief Executive Officer of Complementary Education Services. “There are enormous market opportunities in complementary education service space including after school tutoring for K-12, study tours and camp activities. We plan to further leverage the collaboration with Country Garden to explore more opportunities in broadening our outdoor camp business within China, as well as acquisitions to expedite the growth of our business, expanding our capabilities and enriching our service offerings.”

Mr. He commented on the performance of overseas school business, “Overseas school operation was most negatively affected amid the continuing pandemic and lockdown in the UK. Our ‘We Care Campaign’ put the well-being of our students and employees first, has earned high marks from our parents and students. We also took this opportunity to reduce our cost structure, upgrade our IT and management systems, realign our sales and marketing strategies and improve our education outcome. We believe we will be in more competitive position than our peers when students return to schools post COVID-19. Our global network is of strategic importance in enriching student lives and learning experiences, enhancing academic performance through global recruiting and training, joint R&D, collaboration between our overseas and domestic schools as well as across different business units within Bright Scholar.”

Mr. He continued on the performance of education technology business, “The COVID-19 crisis has been a major catalyst driving policymakers, service providers and more parents and families to explore online learning options. The increasing awareness and acceptance of online resources merging offline activities for optimal educational results, bodes well for us to drive academic excellence as we continued to expand investments in this space. Our new education technology business comprises online career counselling, online Academic Olympiad training and online international school - the ‘3i Global Academy’. The launch of the online international schools with online-merge-offline model in June represents a major milestone in using technology to expand access to high quality education for internal and external students. ‘3i Global Academy’ has enrolled more than 170 paying students as of November 7th.”

“We recognize that the uncertainties our road ahead entails, but we are excited at the combination of growth drivers coming into alignment for fiscal 2021. These growth drivers include the steady economic recovery from the pandemic in China, the improved service mix of our portfolio and the new exciting opportunities in the complementary business and education technologies. We have a strong balance sheet to pursue organic and acquisitive growth opportunities, a terrific portfolio of assets that drives long-term growth. We are very confident that the strategic initiatives will enable us to emerge from the crisis as a stronger company that is well positioned for long-term growth and success. Furthermore, to underscore the confidence in the Company’s prospects, the Board has approved a new share repurchase plan of up to US$50 million on November 11, 2020.” Mr. He concluded.

UNAUDITED FINANCIAL RESULTS FOR THE FOURTH FISCAL QUARTER ENDED AUGUST 31, 2020

Revenue

	Fourth Fiscal Quarter Ended August 31, 2020		Fourth Fiscal Quarter Ended August 31, 2019		YoY
Revenue	(RMB in million)	(% of Total Revenue)	(RMB in million)	(% of Total Revenue)	% Change
Domestic K-12 Schools	416.2	63.9%	393.5	55.3%	5.8%
International Schools	177.4	27.2%	154.3	21.7%	15.0%
Bilingual Schools	149.2	22.9%	130.8	18.4%	14.0%
Kindergartens	89.6	13.8%	108.4	15.2%	(17.3)%
Overseas Schools	69.1	10.6%	148.5	20.9%	(53.4)%
Education Technology	31.6	4.8%	27.7	3.9%	14.0%
Complementary Education	135.2	20.7%	141.9	19.9%	(4.7)%
Total	652.1	100.0%	711.6	100.0%	(8.4)%

Revenue for the quarter was RMB652.1 million, as compared to RMB711.6 million for the same period of the last fiscal year. The changes in revenue is primarily due to the COVID-19 impact on kindergartens, overseas schools and complementary business.

Cost of Revenue

Cost of revenue for the quarter was RMB502.7 million, as compared to RMB499.5 million for the same period of the last fiscal year. The changes in cost of revenue was mainly due to the cost increase in domestic K-12 schools and EdTech in the fourth fiscal quarter of 2020, partially offset by the cost reduction in overseas schools and complementary education.

Gross Profit, Gross Margin and Adjusted Gross Profit

	Fourth Fiscal Quarter Ended August 31, 2020		Fourth Fiscal Quarter Ended August 31, 2019		YoY
Gross Profit	(RMB in million)	(Margin %)	(RMB in million)	(Margin %)	% Change
Domestic K-12 Schools	114.6	27.5%	122.0	31.0%	(6.0)%
International Schools	49.2	27.7%	36.9	23.9%	33.5%
Bilingual Schools	47.3	31.7%	44.5	34.0%	6.2%
Kindergartens	18.1	20.3%	40.6	37.5%	(55.2)%
Overseas Schools	(34.1)	(49.3)%	25.2	17.0%	(235.5)%
Education Technology	16.0	50.5%	21.1	76.0%	(24.3)%
Complementary Education	53.0	39.2%	43.8	30.9%	20.7%
Total	149.5	22.9%	212.1	29.8%	(29.5)%

Gross profit for the quarter was RMB149.5 million, as compared to RMB212.1 million for the same period of the last fiscal year. Gross margin was 22.9% for the quarter, as compared to 29.8% for the same period of the last fiscal year.

Adjusted gross profit for the quarter was RMB158.0 million, as compared to RMB221.6 million for the same period of the last fiscal year. Adjusted gross margin was 24.2% for the quarter, as compared to 31.1% for the same period of the last fiscal year.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses (6)

	Fourth Fiscal Quarter Ended August 31, 2020		Fourth Fiscal Quarter Ended August 31, 2019
SG&A Expenses	(RMB in million)	(% of Total Revenue)	(RMB in million)	(% of Total Revenue)	YoY % Change
Domestic K-12 Schools	89.0	13.6%	92.7	13.1%	(4.0)%
International Schools	40.4	6.2%	38.5	5.4%	5.1%
Bilingual Schools	28.9	4.4%	29.6	4.2%	(2.5)%
Kindergartens	19.7	3.0%	24.6	3.5%	(19.8)%
Overseas Schools	85.1	13.1%	61.5	8.6%	38.5%
Education Technology	9.5	1.5%	6.6	0.9%	44.8%
Complementary Education	25.8	3.9%	24.7	3.5%	4.0%
Unallocated Corporate Expenses (7)	53.2	8.2%	74.5	10.4%	(28.5)%
Total	262.6	40.3%	260.0	36.5%	1.0%

	Fourth Fiscal Quarter Ended August 31, 2020		Fourth Fiscal Quarter Ended August 31, 2019
Adj. SG&A Expenses (6)	(RMB in million)	(% of Total Revenue)	(RMB in million)	(% of Total Revenue)	YoY % Change
Domestic K-12 Schools	88.3	13.5%	90.2	12.6%	(2.0)%
International Schools	40.5	6.2%	38.0	5.3%	6.5%
Bilingual Schools	28.6	4.4%	28.4	4.0%	0.7%
Kindergartens	19.2	2.9%	23.8	3.3%	(19.0)%
Overseas Schools	85.1	13.1%	61.5	8.6%	38.5%
Education Technology	9.5	1.5%	6.6	0.9%	44.8%
Complementary Education	26.0	3.9%	24.0	3.4%	7.2%
Unallocated Corporate Expenses (8)	52.3	8.1%	71.1	10.1%	(26.2)%
Total	261.2	40.1%	253.4	35.6%	3.1%

6.	Adjusted SG&A expenses is defined as selling, general and administrative expenses excluding share-based compensation expense.
7.	Unallocated corporate expenses are mainly from headquarter, including staff cost, share-based compensation expense and other office expenses.
8.	Adjusted unallocated corporate expenses is defined as unallocated corporate expenses excluding share-based compensation expense.

Total SG&A expenses for the quarter were RMB262.6 million, representing a 1.0% increase from RMB260.0 million for the same period of the last fiscal year. Adjusted SG&A expenses for the quarter were RMB261.2 million, representing a 3.1% increase from RMB253.4 million for the same period of the last fiscal year.

Operating Loss, Operating Margin and Adjusted Operating Loss

	Fourth Fiscal Quarter Ended August 31, 2020		Fourth Fiscal Quarter Ended August 31, 2019
Operating (Loss)/Income	(RMB in million)	(Margin %)	(RMB in million)	(Margin %)	YoY % Change
Domestic K-12 Schools	(42.5)	(10.2)%	29.6	7.5%	(243.5)%
International Schools	(59.8)	(33.7)%	(1.2)	(0.8)%	4,932.3%
Bilingual Schools	18.5	12.4%	14.9	11.4%	24.5%
Kindergartens	(1.2)	(1.3)%	15.9	14.7%	(107.6)%
Overseas Schools	(118.2)	(171.0)%	(36.3)	(24.4)%	226.0%
Education Technology	6.5	20.5%	14.5	52.3%	(55.3)%
Complementary Education	33.4	24.9%	19.3	13.6%	74.6%
Unallocated Corporate Expenses	(51.1)	—	(71.5)	—	(28.3)%
Total	(171.9)	(26.4)%	(44.4)	(6.2)%	286.9%

Operating loss for the quarter was RMB171.9 million, as compared to operating loss of RMB44.4 million for the same period of the last fiscal year. Operating margin was (26.4%) for the quarter, as compared to (6.2%) for the same period of the last fiscal year.

Adjusted operating loss for the quarter was RMB80.4 million, as compared to RMB28.4 million for the same period of the last fiscal year. Adjusted operating margin was (12.3%) for the quarter, as compared to (4.0%) for the same period of the last fiscal year.

Net Loss and Adjusted Net Loss

Net loss for the quarter was RMB148.6 million, as compared to net loss of RMB48.1 million for the same period of the last fiscal year.

Adjusted net loss for the quarter was RMB59.0 million, as compared to adjusted net loss of RMB34.1 million for the same period of the last fiscal year.

Loss per ordinary share/ADS and Adjusted Loss per ordinary share/ADS

Basic and diluted net loss per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the quarter were RMB1.29 and RMB1.29, respectively, as compared to loss per share of RMB0.43 and RMB0.43, respectively, for the same period of the last fiscal year.

Adjusted basic and diluted net loss per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the quarter were RMB0.54 and RMB0.54, respectively, as compared to loss per share of RMB0.31 and RMB0.31, respectively, for the same period of the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the quarter was RMB1.4 million, as compared to RMB4.0 million for the same period of the last fiscal year.

UNAUDITED FINANCIAL RESULTS FOR THE FISCAL YEAR ENDED AUGUST 31, 2020

Revenue

	Fiscal Year 2020 Ended August 31, 2020		Fiscal Year 2019 Ended August 31, 2019		YoY
Revenue	(RMB in million)	(% of Total Revenue)	(RMB in million)	(% of Total Revenue)	% Change
Domestic K-12 Schools	1,968.3	58.5%	1,890.4	73.8%	4.1%
International Schools	872.9	25.9%	745.0	29.1%	17.2%
Bilingual Schools	722.4	21.5%	650.4	25.4%	11.1%
Kindergartens	373.0	11.1%	495.0	19.3%	(24.6)%
Overseas Schools	835.9	24.8%	181.8	7.1%	359.9%
Education Technology	103.3	3.1%	70.0	2.7%	47.7%
Complementary Education	459.0	13.6%	420.8	16.4%	9.1%
Total	3,366.5	100.0%	2,563.0	100.0%	31.3%

Revenue for fiscal year 2020 was RMB3,366.5 million, representing a 31.3% increase from RMB2,563.0 million for the last fiscal year.

Cost of Revenue

Cost of revenue for the fiscal year was RMB2,144.8 million, representing a 35.2% increase from RMB1,586.0 million for the last fiscal year.

Gross Profit, Gross Margin and Adjusted Gross Profit

	Fiscal Year 2020 Ended August 31, 2020		Fiscal Year 2019 Ended August 31, 2019		YoY
Gross Profit	(RMB in million)	(Margin %)	(RMB in million)	(Margin %)	% Change
Domestic K-12 Schools	771.9	39.2%	755.0	39.9%	2.2%
International Schools	370.7	42.5%	289.0	38.8%	28.3%
Bilingual Schools	300.5	41.6%	250.4	38.5%	20.0%
Kindergartens	100.7	27.0%	215.6	43.6%	(53.3)%
Overseas Schools	247.1	29.6%	36.3	19.9%	584.0%
Education Technology	64.8	62.7%	51.9	74.1%	24.9%
Complementary Education	137.9	30.0%	133.8	31.8%	3.0%
Total	1,221.7	36.3%	977.0	38.1%	25.0%

Gross profit for the fiscal year was RMB1,221.7 million, representing a 25.0% increase from RMB977.0 million for the last fiscal year. Gross margin was 36.3% for the period, as compared to 38.1% for the last fiscal year. The increase in gross profit was primarily due to the acquisition of overseas schools including CATS, Bosworth and St. Michael’s.

Adjusted gross profit for the fiscal year was RMB1,263.2 million, representing a 26.3% increase from RMB1,000.3 million for the last fiscal year. Adjusted gross margin was 37.5% for the fiscal year, as compared to 39.0% for the last fiscal year.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses (6)

	Fiscal Year 2020 Ended August 31, 2020		Fiscal Year 2019 Ended August 31, 2019
SG&A Expenses	(RMB in million)	(% of Total Revenue)	(RMB in million)	(% of Total Revenue)	YoY % Change
Domestic K-12 Schools	302.2	9.0%	298.5	11.7%	1.2%
International Schools	125.7	3.7%	110.4	4.3%	13.9%
Bilingual Schools	103.0	3.1%	104.6	4.1%	(1.5)%
Kindergartens	73.5	2.2%	83.5	3.3%	(12.0)%
Overseas Schools	301.9	9.0%	75.9	3.0%	297.7%
Education Technology	34.2	1.0%	18.7	0.7%	83.1%
Complementary Education	97.6	2.9%	83.9	3.3%	16.3%
Unallocated Corporate Expenses (7)	135.3	4.0%	214.9	8.3%	(37.1)%
Total	871.2	25.9%	691.9	27.0%	25.9%

	Fiscal Year 2020 Ended August 31, 2020		Fiscal Year 2019 Ended August 31, 2019
Adj. SG&A Expenses (6)	(RMB in million)	(% of Total Revenue)	(RMB in million)	(% of Total Revenue)	YoY % Change
Domestic K-12 Schools	297.8	8.8%	288.2	11.2%	3.3%
International Schools	125.5	3.7%	108.7	4.2%	15.4%
Bilingual Schools	100.8	3.0%	100.2	3.9%	0.6%
Kindergartens	71.5	2.1%	79.3	3.1%	(9.9)%
Overseas Schools	301.9	9.0%	75.9	3.0%	297.7%
Education Technology	34.2	1.0%	18.7	0.7%	83.1%
Complementary Education	96.7	2.9%	79.3	3.1%	22.0%
Unallocated Corporate Expenses (8)	151.2	4.5%	178.1	7.0%	(15.1)%
Total	881.8	26.2%	640.2	25.0%	37.7%

6. Adjusted SG&A expenses is defined as selling, general and administrative expenses excluding share-based compensation expense.

7. Unallocated corporate expenses are mainly from headquarter, including staff cost, share-based compensation expense and other office expenses.

8. Adjusted unallocated corporate expenses is defined as unallocated corporate expenses excluding share-based compensation expense.

Total SG&A expenses for the fiscal year were RMB871.2 million, representing a 25.9% increase from RMB691.9 million for the last fiscal year. The increase in SG&A expense was primarily due to the acquisition of overseas schools.

Adjusted SG&A expenses for the fiscal year were RMB881.8 million, representing a 37.7% increase from RMB640.2 million for the last fiscal year.

Operating Income, Operating Margin and Adjusted Operating Income

	Fiscal Year 2020 Ended August 31, 2020		Fiscal Year 2019 Ended August 31, 2019		YoY
Operating Income/(Loss)	(RMB in million)	(Margin %)	(RMB in million)	(Margin %)	% Change
Domestic K-12 Schools	404.1	20.5%	460.8	24.4%	(12.3)%
International Schools	177.0	20.3%	181.0	24.3%	(2.2)%
Bilingual Schools	198.4	27.5%	146.2	22.5%	35.7%
Kindergartens	28.7	7.7%	133.6	27.0%	(78.5)%
Overseas Schools	(45.3)	(5.4)%	(39.8)	(21.9)%	13.9%
Education Technology	31.2	30.2%	33.2	47.4%	(5.9)%
Complementary Education	48.1	10.5%	50.5	12.0%	(4.7)%
Unallocated Corporate Expenses	(130.4)	—	(204.2)	—	(36.2)%
Total	307.7	9.1%	300.5	11.7%	2.4%

Operating income for the fiscal year was RMB307.7 million, representing a 2.4% increase from RMB300.5 million for the last fiscal year. Operating margin was 9.1% for the fiscal year, as compared to 11.7% for the last fiscal year.

Adjusted operating income for the fiscal year was RMB420.0 million, representing an 11.9% increase from RMB375.5 million for the last fiscal year. Adjusted operating margin was 12.5% for the fiscal year, as compared to 14.6% for the last fiscal year.

Net Income and Adjusted Net Income

Net income for the fiscal year was RMB164.2 million, as compared to RMB252.8 million for the last fiscal year.

Adjusted net income for the fiscal year was RMB267.7 million, as compared to RMB322.6 for the last fiscal year.

Earnings per ordinary share/ADS and Adjusted Earnings per ordinary share/ADS

Basic and diluted earnings per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the fiscal year were RMB1.34 and RMB1.34, respectively, as compared to earnings per share of RMB1.97 and RMB1.97, respectively, for the last fiscal year.

Adjusted basic and diluted earnings per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the fiscal year were RMB2.20 and RMB2.20, respectively, as compared to earnings per share of RMB2.54 and RMB2.54, respectively, for the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the fiscal year was RMB670.8 million, representing a 36.5% increase from RMB491.6 million for the last fiscal year.

Cash and Working Capital

As of August 31, 2020, the Company’s cash and cash equivalents and restricted cash were RMB4,423.9 million (US$646.1 million), as compared to RMB2,092.0 million as of May 31, 2020. As of August 31, 2020, we also have short-term investments of RMB13.7 million (US$2.0 million). For the fiscal year ended August 31, 2020, the Company’s capital expenditure was approximately RMB 149.8 million, down 3.5 % compared to the last fiscal year.

GUIDANCE FOR FISCAL YEAR ENDING AUGUST 31, 2021

For the fiscal year 2021, the Company currently expects its revenue to be in a range of RMB3.77 billion and RMB3.87 billion, representing a year-over-year growth of 12 % to 15%, and its average student enrolment in our domestic and overseas schools to be between approximately 56,000 and 57,000, representing a year-over-year increase of 8 % to 10%.

This guidance is based on the current market and operating conditions and reflects the Company’s current and preliminary estimates of such market and operating conditions and market demand, which are all subject to change.

CONFERENCE CALL

BEDU’s management will host a conference call at 8:00 am US Eastern Time (9:00 pm Beijing/Hong Kong Time) on November 12, 2020 to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

Mainland China:                 4001-201-203

Hong Kong:                          852-301-84992

United States:                     1-888-346-8982

Canada Toll Free:               1-855-669-9657

International:                      1-412-902-4272

*No passcode is required for the call. Please request to join Bright Scholar Education Holdings Ltd.’s call as you dial in.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.brightscholar.com/.

Following the earnings conference call, an archive of the call will be available by dialling:

United States:                    1-877-344-7529

International:                     1-412-317-0088

Canada Toll Free:               855-669-9658

Replay Passcode:               10149104

Replay End Date:               November 19, 2020

CONVENIENCE TRANSLATION

The Company’s business is primarily conducted in China and the significant majority of revenue generated are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the prevailing exchange rates at the balance sheet date, for the convenience of readers. Translations of balances in the condensed consolidated balance sheets, and the related condensed consolidated statements of operations, and cash flows from RMB into U.S. dollars as of and for the quarter and fiscal year 2020 ended August 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8474, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on August 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on August 31, 2020 or at any other rate.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted SG&A, adjusted operating income/(loss), adjusted earnings/(loss) per share attributable to ordinary shareholders basic and diluted as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit/(loss) as gross profit/(loss) excluding amortization of intangible assets and adjusted gross margin as adjusted gross profit/(loss) divided by revenue. We define adjusted EBITDA as net income/(loss) excluding interest income/(expense), net; income tax expense/benefit; depreciation and amortization; share-based compensation expense; impairment loss on operating lease right-of-use assets; impairment loss on goodwill, and adjusted EBITDA margin as adjusted EBITDA divided by revenue. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense; amortization of intangible assets; tax effect of amortization of intangible assets; impairment loss on operating lease right-of-use assets; impairment loss on goodwill, and adjusted net margin as adjusted net income/(loss) divided by revenue. We define adjusted SG&A as selling, general and administration expense excluding share-based compensation expense. We define adjusted operating income/(loss) as net operating income/(loss) excluding share-based compensation expense; amortization of intangible assets; impairment loss on operating lease right-of-use assets; impairment loss on goodwill and adjusted operating margin as adjusted operating income/(loss) divided by revenue. Additionally, we define adjusted earnings/(loss) per share attributable to ordinary shareholders, basic and diluted, as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) to ordinary shareholders excluding share-based compensation expense; amortization of intangible assets; tax effect of amortization of intangible assets; impairment loss on operating lease right-of-use assets and impairment loss on goodwill) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares (each an “ADS”), each representing one Class A ordinary share of the Company, on an as-converted basis.

We incur amortization expense of intangible assets related to various acquisitions that have been made in recent years. These intangible assets are valued at the time of acquisition and are then amortized over a period of several years after the acquisition. We believe that exclusion of these expenses allows greater comparability of operating results that are consistent over time for the Company’s newly-acquired and long-held business as the related intangibles does not have significant connection to the growth of the business. Therefore, we provide exclusion of amortization of intangible assets to redefine adjusted operating income/(loss), adjusted net income/(loss), and adjusted earnings/(loss) per share attributable to ordinary shareholders, basic and diluted.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures include adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted SG&A, adjusted operating income/(loss), adjusted earnings/(loss) per share attributable to ordinary shareholders basic and diluted. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation and amortization and share-based compensation expense, and without considering the impact of non-operating items such as interest income/(expense), net; income tax expense/benefit; share-based compensation expense; amortization of intangible assets; tax effect of amortization of intangible assets; impairment loss on operating lease right-of-use assets and impairment loss on goodwill. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income/(expense), net; income tax expense/benefit; depreciation and amortization; and share-based compensation expense, have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures, including adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, dedicated to providing quality international education to global students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of August 31, 2020, Bright Scholar operated 81 schools across ten provinces in China and eight schools overseas, covering the breadth of K-12 academic needs of its students. In the fiscal year ended August 31, 2020, Bright Scholar had an average of 51,825 students enrolled at its schools.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	August 31,	August 31,
	2019	2020
	RMB	RMB	USD

ASSETS
Current assets
Cash and cash equivalents	3,246,995	3,377,684	493,280
Restricted cash	18,019	1,044,853	152,591
Short-term investments	241,270	13,695	2,000
Accounts receivable	21,528	19,271	2,814
Amounts due from related parties	10,652	18,521	2,705
Other receivables, deposits and other assets	177,150	198,593	29,003
Inventories	26,234	28,013	4,091
Total current assets	3,741,848	4,700,630	686,484

Restricted cash — non current	—	1,400	204
Property and equipment, net	899,510	1,076,590	157,226
Land use rights, net	88,204	86,076	12,571
Intangible assets, net	552,011	597,527	87,263
Goodwill	2,090,078	2,284,109	333,573
Long-term investments	28,455	55,137	8,052
Prepayment for construction contract	5,251	4,822	704
Deferred tax assets, net	30,333	35,678	5,210
Deposit for acquisition	338,585	—	—
Other non-current assets	13,362	16,654	2,432
Operating lease right-of-use assets	—	1,964,686	286,924

Total non-current assets	4,045,789	6,122,679	894,159

TOTAL ASSETS	7,787,637	10,823,309	1,580,643

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-CONTINUED

(Amounts in thousands)

	As of
	August 31,	August 31,
	2019	2020
	RMB	RMB	USD
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Bright Scholar Education of RMB 32,842 and RMB 28,691 as of August 31, 2019 and August 31, 2020, respectively)	94,295	93,090	13,595
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Bright Scholar Education of RMB 76,117 and RMB 52,567 as of August 31, 2019 and August 31, 2020, respectively)	110,038	86,563	12,642
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Bright Scholar Education of RMB 364,734 and RMB 393,247 as of August 31, 2019 and August 31, 2020, respectively)	615,082	633,397	92,500
Short term loan (including short term loan of the consolidated VIEs without recourse to Bright Scholar Education of nil and RMB 7,500 as of August 31, 2019 and August 31, 2020, respectively)	50,000	938,300	137,030
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Bright Scholar Education of RMB 50,968 and RMB 51,521 as of August 31, 2019 and August 31, 2020, respectively)	93,479	118,716	17,337
Contract liabilities (including contract liabilities of the consolidated VIEs without recourse to Bright Scholar Education of RMB 1,157,774 and RMB 1,291,781 as of August 31, 2019 and August 31, 2020, respectively)	1,529,137	1,544,184	225,514
Refund liabilities (including refund liabilities of the consolidated VIEs without recourse to Bright Scholar Education of RMB 19,132 and RMB 23,804 as of August 31, 2019 and August 31, 2020, respectively)	20,259	70,711	10,327
Operating lease liabilities (including operating lease liabilities of the consolidated VIEs without recourse to Bright Scholar Education of nil and RMB 30,601 as of August 31, 2019 and August 31, 2020, respectively)	—	210,082	30,681
Total current liabilities	2,512,290	3,695,043	539,626
Non-current portion of deferred revenue (including non-current portion of deferred revenue of the consolidated VIEs without recourse to Bright Scholar Education of nil and RMB 1,772 as of August 31, 2019 and August 31, 2020, respectively)	—	1,772	259
Deferred tax liabilities, net (including deferred tax liabilities of the consolidated VIEs without recourse to Bright Scholar Education of RMB 35,895 and RMB 34,641 as of August 31, 2019 and August 31, 2020, respectively)	53,689	57,826	8,445
Other non-current liability due to related parties (including non-current liabilities due to related parties of the consolidated VIEs without recourse to Bright Scholar Education of RMB 21,736 and RMB 26,843 as of August 31, 2019 and August 31, 2020, respectively)	21,736	26,843	3,920
Other non-current liability due to third parties (including non-current liabilities due to third parties of the consolidated VIEs without recourse to Bright Scholar Education of RMB 7,621 and RMB 18,368 as of August 31, 2019 and August 31, 2020, respectively)	10,654	19,612	2,864
Bonds payable	2,106,000	2,017,369	294,618
Long term loan (including long term loan of the consolidated VIEs without recourse to Bright Scholar Education of nil and RMB 77,500 as of August 31, 2019 and August 31, 2020, respectively)	—	77,919	11,379
Operating lease liabilities (including operating lease liabilities of the consolidated VIEs without recourse to Bright Scholar Education of nil and RMB 189,354 as of August 31, 2019 and August 31, 2020, respectively)	—	1,802,544	263,245
Total non-current liabilities	2,192,079	4,003,885	584,730
TOTAL LIABILITIES	4,704,369	7,698,928	1,124,356

	As of
	August 31,	August 31,
	2019	2020
	RMB	RMB	USD
EQUITY
Share capital	8	8	1
Additional paid-in capital	2,105,189	1,854,262	270,798
Statutory reserves	64,945	65,567	9,575
Accumulated other comprehensive income	78,955	185,371	27,072
Accumulated retained earnings	472,339	632,722	92,403

Shareholders’ equity	2,721,436	2,737,930	399,849
Non-controlling interests	361,832	386,451	56,438
Total equity	3,083,268	3,124,381	456,287

TOTAL LIABILITIES AND EQUITY	7,787,637	10,823,309	1,580,643

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for shares and per share data)

	Three Months Ended August 31,			Twelve Months Ended August 31,
	2019	2020		2019	2020
	RMB	RMB	USD	RMB	RMB	USD

Revenue	711,560	652,119	95,236	2,563,005	3,366,503	491,647
Cost of revenue	(499,453)	(502,664)	(73,409)	(1,586,014)	(2,144,786)	(313,226)
Gross profit	212,107	149,455	21,827	976,991	1,221,717	178,421
Selling, general and administrative expenses	(259,963)	(262,617)	(38,353)	(691,900)	(871,154)	(127,224)
Other operating income	3,428	22,778	3,327	15,435	38,661	5,646
Impairment loss on operating lease right-of-use assets	—	(12,772)	(1,866)	—	(12,772)	(1,866)
Impairment loss on goodwill	—	(68,723)	(10,036)	—	(68,723)	(10,036)
Operating (loss)/income	(44,428)	(171,879)	(25,101)	300,526	307,729	44,941
Interest (expense)/income, net	(8,036)	(53,048)	(7,747)	24,254	(159,352)	(23,272)
Investment income	1,678	52,105	7,609	17,414	106,675	15,579
Other expenses	(2,814)	(8,615)	(1,258)	(8,617)	(11,291)	(1,649)
(Loss)/Income before income taxes and share of equity in loss of unconsolidated affiliates	(53,600)	(181,437)	(26,497)	333,577	243,761	35,599
Income tax benefit/(expense)	5,696	33,176	4,845	(80,580)	(78,992)	(11,536)
Share of equity in loss of unconsolidated affiliates	(222)	(343)	(50)	(239)	(595)	(87)
Net (loss)/income	(48,126)	(148,604)	(21,702)	252,758	164,174	23,976
Net income attributable to non-controlling interests	3,798	5,234	764	11,659	3,169	463
Net (loss)/income attributable to ordinary shareholders	(51,924)	(153,838)	(22,466)	241,099	161,005	23,513
Net (loss)/earnings per share attributable to ordinary shareholders
—Basic	(0.43)	(1.29)	(0.19)	1.97	1.34	0.20
—Diluted	(0.43)	(1.29)	(0.19)	1.97	1.34	0.20
Weighted average shares used in calculating net (loss)/earnings per ordinary share:
—Basic	120,585,274	119,641,203	119,641,203	122,322,894	120,158,001	120,158,001
—Diluted	120,645,073	119,641,203	119,641,203	122,430,457	120,158,001	120,158,001

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended August 31,			Twelve Months Ended August 31,
	2019	2020		2019	2020
	RMB	RMB	USD	RMB	RMB	USD

Net cash generated from operating activities	682,471	685,176	100,063	864,988	491,227	71,739
Net cash (used in)/generated from investing activities	(1,418,471)	1,829,279	267,149	(2,256,009)	72,567	10,598
Net cash generated from/(used in) financing activities	1,946,754	(112,211)	(16,387)	1,479,533	675,703	98,680
Effect of exchange rate changes on cash	(2,820)	(70,281)	(10,264)	12,421	(80,574)	(11,767)
Net change in cash and cash equivalents, and restricted cash	1,207,934	2,331,963	340,561	100,933	1,158,923	169,250
Cash and cash equivalents, and restricted cash at beginning of the period	2,057,080	2,091,974	305,514	3,164,081	3,265,014	476,825
Cash and cash equivalents, and restricted cash at end of the period	3,265,014	4,423,937	646,075	3,265,014	4,423,937	646,075

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except for shares and per share data)

	Three Months Ended August 31,			Twelve Months Ended August 31,
	2019	2020		2019	2020
	RMB	RMB	USD	RMB	RMB	USD

Gross profit	212,107	149,455	21,827	976,991	1,221,717	178,421
Add: Amortization of intangible assets	9,452	8,556	1,250	23,284	41,447	6,053

Adjusted gross profit	221,559	158,011	23,077	1,000,275	1,263,164	184,474

Operating (loss)/income	(44,428)	(171,879)	(25,101)	300,526	307,729	44,941
Add: Share-based compensation expense	6,599	1,406	205	51,664	(10,631)	(1,553)
Add: Amortization of intangible assets	9,452	8,556	1,250	23,284	41,447	6,053
Add: Impairment loss on operating lease right-of-use assets	—	12,772	1,866	—	12,772	1,866
Add: Impairment loss on goodwill	—	68,723	10,036	—	68,723	10,036

Adjusted operating (loss)/income	(28,377)	(80,422)	(11,744)	375,474	420,040	61,343

Net (loss)/income	(48,126)	(148,604)	(21,702)	252,758	164,174	23,976
Add: Share-based compensation expense	6,599	1,406	205	51,664	(10,631)	(1,553)
Add: Amortization of intangible assets	9,452	8,556	1,250	23,284	41,447	6,053
Add: Tax effect of amortization of intangible assets	(2,056)	(1,874)	(274)	(5,123)	(8,822)	(1,288)
Add: Impairment loss on operating lease right-of-use assets	—	12,772	1,866	—	12,772	1,866
Add: Impairment loss on goodwill	—	68,723	10,036	—	68,723	10,036
Adjusted net (loss)/income	(34,131)	(59,021)	(8,619)	322,583	267,663	39,090

Net (loss)/income attributable to ordinary shareholders	(51,924)	(153,838)	(22,466)	241,099	161,005	23,513
Add: Share-based compensation expense	6,599	1,406	205	51,664	(10,631)	(1,553)
Add: Amortization of intangible assets	9,452	8,556	1,250	23,284	41,447	6,053
Add: Tax effect of amortization of intangible assets	(2,056)	(1,874)	(274)	(5,123)	(8,822)	(1,288)
Add: Impairment loss on operating lease right-of-use assets	—	12,772	1,866	—	12,772	1,866
Add: Impairment loss on goodwill	—	68,723	10,036	—	68,723	10,036
Adjusted net (loss)/income attributable to ordinary shareholders	(37,929)	(64,255)	(9,383)	310,924	264,494	38,627

Net (loss)/income	(48,126)	(148,604)	(21,702)	252,758	164,174	23,976
Less: Interest (expense)/income, net	(8,036)	(53,048)	(7,747)	24,254	(159,352)	(23,272)
Add: Income tax (benefit)/expense	(5,696)	(33,176)	(4,845)	80,580	78,992	11,536
Add: Depreciation and amortization	43,177	47,196	6,893	130,819	197,425	28,832
Add: Share-based compensation expense	6,599	1,406	205	51,664	(10,631)	(1,553)
Add: Impairment loss on operating lease right-of-use assets	—	12,772	1,866	—	12,772	1,866
Add: Impairment loss on goodwill	—	68,723	10,036	—	68,723	10,036
Adjusted EBITDA	3,990	1,365	200	491,567	670,807	97,965

Selling, general and administrative expenses	259,963	262,617	38,353	691,900	871,154	127,224
Less: Share-based compensation expense	6,599	1,406	205	51,664	(10,631)	(1,553)
Adjusted selling, general and administrative expenses	253,364	261,211	38,148	640,236	881,785	128,777
Weighted average shares used in calculating (loss)/earnings per ordinary share:
—Basic	120,585,274	119,641,203	119,641,203	122,322,894	120,158,001	120,158,001
—Diluted	120,645,073	119,641,203	119,641,203	122,430,457	120,158,001	120,158,001

Adjusted net (loss)/earnings per share attributable to ordinary shareholders
—Basic	(0.31)	(0.54)	(0.08)	2.54	2.20	0.32
—Diluted	(0.31)	(0.54)	(0.08)	2.54	2.20	0.32